December 20, 2006

Israel Frieder
Chairman and Chief Executive Officer
Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Shmuel, Israel 54030

RE: Israel Technology Acquisition Corp.
Registration Statement on Form S-4
File No. 333-136092
Amendment 2 Filed November 13, 2006

Form 10-K for the period ending December 31, 2005
File No. 0-51259

Dear Mr. Frieder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We reissue comment one from our letter of November 3, 2006. We note your response but feel that it does not address the points raised by our prior comment. With respect to

your comparison of the present transaction with spin-offs, the registration requirement for spin-off transactions that you address arises (as you correctly assert) because shareholders would pay consideration for spin-off shares, should they elect to take them. Thus, an investment decision would be made by such shareholders. In the present case, there is no investment decision to be made by IXI shareholders; the conversion of their shares into the combined company's shares will occur whether IXI shareholders take any action or not due to the consents already executed.

We also note your assertion that "General Instruction A(1) to Form S-4 specifically indicates that Form S-4 may be used for registration under the Securities Act of securities to be issued 'in a merger in which the applicable state law would not require the solicitation of the votes or consents of all of the security holders of the company being acquired.'" However, to say that Form S-4 <u>may</u> be used when consent action is taken does not necessarily lead to the conclusion that Form S-4 may be used in <u>every</u> case of consent action, especially in cases where no investment decision remains to be made. It would appear that the statement in General Instruction A(1) refers to situations in which Form S-4 were to be presented to target shareholders in order for such shareholders to decide whether to execute a written consent. The S-4 adopting release (33-6578) clearly contemplates such a situation.

Finally, we note your assertion that the Aircraft Carrier Release need not be complied with because the proposed rules contained therein were never adopted. While it may be true that the Aircraft Carrier Release was not formally adopted by the Commission, the language contained in the section on Lock-up Agreements specifically states that the proposed rule was a proposed codification of the already-existing Staff position on such practices.

Accordingly, as it appears that there is no investment decision remaining to be made by IXI shareholders and the shares to be issued pursuant to the merger agreement may not be registered on this prospectus in accordance with Section 5 of the '33 Act.

In the absence of resolving these issues, we suggest that you consider submitting substantive amendments to correct the other deficiencies noted below in the form of a Schedule 14A.

2. We note that IXI shareholders are entitled to receive warrants to purchase shares of ITAC common stock, dependent upon Firestone's achievement of revenue targets. Please provide us with your legal analysis of why the right to receive these warrants does not constitute a "security" within the meaning of Section 2(a)(1) of the Securities Act, including citations to Commission releases, no-action letters, etc. Alternatively, revise the registration statement to register the right to receive the warrants separate from the registration of the warrants themselves.

3. We reissue comment two from our letter of November 3, 2006. We note that one of the conditions contained in the merger agreement is the effectiveness of the S-4 initially filed on July 27, 2006. If your analysis concludes that the shares you have attempted to register may not be registered on such registration statement, please disclose impact upon the proposed merger, ITAC, and its shareholders.

ITAC's Recommendations to Stockholders; Reasons for the Merger, page 15

4. We partially reissue comment seven from our letter of November 3, 2006. Please disclose how "substantially short" the combined company's total revenues for the year ending December 31, 2006 will fall from the $45 million contained in the merger agreement. We note the addition of disclosure on pages 18 and 67 that revenues will fall "substantially short" but can locate no quantification. Please disclose.

5. We also note your disclosure that "IXI's revenues for the six months ended June 30, 2006 of approximately $5.5 million are significantly lower than IXI's previous expectations." Please disclose what IXI's previous expectations were.

6. In connection with the preceding comment, we reissue comment seven from our letter of November 3, 2006. Please disclose whether ITAC's board will re-evaluate its unanimous determination that the merger and the transactions contemplated thereby are fair to and in the best interests of ITAC and its stockholders in light of your newly-added disclosure that " IXI's revenues for the six months ended June 30, 2006 of approximately $5.5 million are significantly lower than IXI's previous expectations," since the board made its determination on February 28, 2006.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 88

7. We note your response to prior comment 11. Please tell us how you determined that the amount of the net adjustment was $140,000. We note that the bridge loan and line of credit totaled $27.2 million at June 30, 2006, and that ITAC had cash and investments totaling $34.5 million at that date. Accordingly, it would appear that the majority of the pre-tax interest income recorded by ITAC during the six months ended June 30, 2006 should be eliminated if the repayment of the bridge loan and line of credit is assumed. Please advise and revise your disclosures as appropriate.

<u>Ogo Devices - Page 116</u>

8. We reissue comment 25 from our letter of November 3, 2006, which was a reissue of comment 42 from our letter of September 6, 2006. Please clarify the impact upon IXI and the potential impact upon ITAC shareholders due to the decision by Cingular Wireless to terminate all sales and support in the United States for the OGO. We note your response that you have revised the disclosure to clarify the impact upon IXI and the potential impact upon the ITAC stockholders but were unable to locate such. Please advise or revise.

9. We reissue comment 26 from our letter of November 3, 2006. Please update your disclosure on page 112 that "IXI has recently learned that some Cingular subscribers using the Ogo have received a communication from Cingular stating that Cingular intends to discontinue the service in October 2006." If IXI or ITAC has received any contact from Cingular with respect to such plans, please disclose the substance of such contact(s). We note the changed disclosure from "Cingular intends to discontinue service in October 2006" to "Cingular intends to discontinue service in <u>the near future</u>." Please disclose the basis for your amended disclosure.

<u>Note 1 – General, page F-10</u>

10. We note your response to prior comment 15. Based on your response, it is unclear why you believe that the reallocation procedure described would be treated as an equity restructuring under SFAS 123(R). You state that the adjustment is only intended to correct a valuation inequity that is deemed to have existed at the time of the restructuring with respect to IXI Mobile stockholders. While this explanation may appear reasonable with respect to the initial exchange and the contingent shares, the reallocation procedure described in your response appears to compensate the IXI Mobile stockholders for events which occur after the date of the initial exchange, since the options expire unexercised, but these shares are still issued to the IXI Mobile stockholders, including other option holders. This treatment appears to be inconsistent with the underlying principle of an equity restructuring. To the extent that such reallocations occur, please ensure that the modification provisions of SFAS 123(R) are carefully evaluated and applied with respect to these transactions.

<u>Note 2 – Significant Accounting Policies, page F-15</u>

11. We note your response to prior comment 16. Please revise the footnotes to the financial statements to disclose the material terms of the vendor advance payments.

Note 12 – Stockholders' Deficiency, page F-34

12. We note your response to prior comment 18. We note that the market interest rate for the option holders would be determined based on a note payable with a nine year term secured by the stock of IXI Mobile, a privately held company. If you continue to believe that the 2.75% represented a market interest rate for these individuals, please revise your disclosure in Note 12(g) accordingly. Alternatively, if you believe that variable accounting was applicable to the modified awards, but that no compensation expense was required to be recorded, revise your disclosure in Note 12(g) accordingly.

Note 16 – Subsequent Events, page F-45

13. We note your disclosure regarding the $600,000 adjustment to the previously recorded accrual for the legal contingency disclosed in Note 11c(2). In your disclosure in Note 11, you state that management believes that the demand has no legal basis. Please revise your disclosure to clarify the amount of the original accrual and the basis for recording it, the circumstances surrounding the adjustment to the previously recorded accrual, and the period in which the adjustment was recognized.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: David Miller (by facsimile)
        212.818.8881